SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:   ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2022 (the “Schedule TO”) relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders of the Company to tender up to 5,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.00 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Summary Term Sheet
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the paragraph under the question “Has the Company or its Board adopted a position on the Offer?” and replacing it with the following paragraph:
The Company and its Board have not been involved in the Offer (other than responding to a small number of queries from the Offeror on factual matters). On December 9, 2022, the Company filed a Schedule 14D-9 (the “Schedule 14D-9”) with the position of Company with respect to the Offer as determined by the Board. As disclosed in the Schedule 14D-9, after careful consideration, the Board has determined that, due to the factors described therein, it cannot take a position with respect to the Offer. You must make your own decision as to whether to tender your Shares or Shares represented by ADSs and, if so, how many Shares or Shares represented by ADSs to tender. In so doing, you should read carefully the information set forth in this Offer to Purchase and the related Letter of Transmittal, including our reasons for making the Offer, and the Schedule 14D-9. See Section 2.
THE OFFER — 4. Withdrawal Rights
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 4. Withdrawal Rights” is hereby amended and supplemented by deleting in its entirety the first paragraph and replacing it with the following paragraph:
You may withdraw Shares or ADSs that you have previously tendered under the Offer at any time prior to the Expiration Time. You may also withdraw your previously tendered Shares or ADSs pursuant to 14(d) (5) of the Exchange Act, at any time after 12:00 midnight, New York City time, at the end of the day on January 24, 2023, unless such Shares or ADSs have already been accepted for payment by the Offeror as provided in the Offer. Except as this Section 4 otherwise provides, tenders of Shares are irrevocable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
	By:	/s/ Natallia Makarava
		Name:	Natallia Makarava
		Title:	Director
SERGEY SOLONIN
/s/ Sergey Solonin
Dated: December 9, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated November 25, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated November 25, 2022*
(a)(5)(B)	Press Release, dated November 25, 2022*
(a)(5)(C)	Email Template to Holders of Shares and Shares represented by ADSs.*
(a)(5)(D)	Text Message Template to Holders of Shares and Shares represented by ADSs.*
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Previously filed on November 25, 2022 as an exhibit to the Schedule TO